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                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549
                                   SCHEDULE 13G/A
                                INFORMATION STATEMENT
                         PURSUANT TO RULES 13D-1 AND 13D-2
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. ____7____)


     NAME OF ISSUER:  PCS Holding Corporation



     TITLE OF CLASS OF SECURITIES: Common Stock, Par Value $0.01
                                   Per Share


     CUSIP NO.             581556107

Check the following box if a fee is being paid with this statement [].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)  NAME OF REPORTING PERSON:       The Chase Manhattan Corporation



     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:   13-2633613



(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (A) []
                                                           (B) []


(3)  SEC USE ONLY


(4)   CITIZENSHIP OR PLACE OF ORGANIZATION:     Delaware



      NUMBER OF SHARES BENEFICIALLY
      OWNED BY EACH REPORTING PERSON WITH:  (5)  SOLE VOTING POWER:
                                                 0      Common Shares



                                           (6)  SHARED VOTING POWER:
                                                0      Common Shares


                                           (7)  SOLE DISPOSITIVE POWER:
                                                0      Common Shares


                                           (8)  SHARED DISPOSITIVE POWER:
                                                0      Common Shares


(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                     0      Common Shares


(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

                                   0 Common Shares

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
                                     0%


(12) TYPE OF REPORTING PERSON:       HC


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                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549
                                   SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



FEE BEING PAID:          No


Effective as of 11/21/94, the McKesson Profit Sharing Investment Plan's (the "PSIP") holdings of the Common Stock of the McKesson Corporation renamed PCS Holding Corporation, (CUSIP No. 581556107) ("Old McKesson"), were tendered in connection with the sale of certain of Old McKesson's operations to Eli Lilly and Company, and the PSIP received an equal number of shares of Common Stock of SP Ventures, Inc., renamed McKesson Corporation (CUSIP No. 581557105) ("New McKesson"), in connection with the same transaction. The PSIP's holdings in the Common Stock of New McKesson are reflected in a separate Schedule 13G.

ITEM 1 (a)   NAME OF ISSUER:   PCS Holding Corporation
ITEM 1 (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                                One Post Street
                                San Francisco, Ca 94104

ITEM 2 (a)   NAME OF PERSON FILING:

             The Chase Manhattan Corporation ("CMC"), its wholly owned subsidiary, The Chase
             Manhattan Bank, N.A., ("Chase") and McKesson
             Corporation Profit-Sharing Investment Plan
             (the "Plan") and Trust Created Pursuant Thereto
             (collectively, the "Filing Persons")

ITEM 2 (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             The Chase Manhattan Corporation
	     One Chase Manhattan Plaza, 29th Fl.
	     New York, New York 10081
	     Attention:  Ronald C. Mayer, Secretary

             The Chase Manhattan Bank, N.A.
             Global Securities Services
             4-Chase MetroTech Center, 18th Fl.
             Brooklyn, New York 11245
             Attention:  Jay H. Berkowitz, Second Vice President

             McKesson Corporation Profit-Sharing Investment Plan
             c/o The Chase Manhattan Bank, N.A., Master Trustee
             4-Chase MetroTech Center, 18th Floor
             Brooklyn, New York 11245
             Attention:  Jay H. Berkowitz, Second Vice President


ITEM 2 (c)   CITIZENSHIP:

             CMC is a corporation organized under the laws of the State of Delaware.

             Chase is a national banking association organized under the laws of the United States of America.

             The Plan is governed under the laws of the State of California, to the extent not pre-empted by the Employee Retirement Income Security Act of 1974, as amended ("ERISA").


ITEM 2 (d)   TITLE OF CLASS OF SECURITIES:

             Common Stock,  Par Value $0.01 Per Share ("Common Stock")



ITEM 2 (e)   CUSIP NO: 581556107



ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the persons filing are:

(a)____	 Broker of Dealer registered under Section 15 of the Act.

(b)_X__	 Bank as defined in Section 3(a)(6) of the Act.

(c)____	 Insurance company as defined in Section 3(a)(19) of the Act.

(d)____	 Investment Company registered under Section 8 of the Investment
         Company Act.

(e)____	 Investment Adviser registered under Section 203 of the Investment
         Adviser Act of 1940.

(f)_X__	 Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).

(g)_X__  Parent Holding Company, Inc. accordance with Rule
         13d-1(b)(1)(ii)(G) (Note: See Item 7).

(h)____	 Group, in accordance with Rule 13d-1(b) (1)(ii)(H).


Item 4.	 Ownership:

(a)	    Amount Beneficially Owned:

            The Plan and Trust created pursuant thereto beneficially own 0 shares of Common Stock.


(b)	    Percent of Class:


	    CMC, Chase and the Plan beneficially own 0%.

	    Number of shares as to which the Filing Persons have:

	    (i)   sole power to vote or to direct the vote:

                  Chase and CMC have the sole power to vote or to direct the vote of 0 shares of Common Stock.

           (ii)	  shared power to vote or to direct the vote:

                  The Plan, Chase and CMC share the power to vote or to direct the vote of 0 shares of Common Stock.

          (iii)	  sole power to dispose or to direct the disposition of:

                  Chase and CMC have the sole power to dispose or to direct the disposition of 0 shares of Common Stock.

           (iv)	  shares power to dispose or to direct the disposition of:


                  The Plan, Chase and CMC share the power to dispose or to direct the disposition of 0 shares of Common Stock.



Item 5.	   Ownership of Five Percent or Less of a Class:       [X]

Item 6.	   Ownership of More than Five Percent on Behalf of Another Person:
           N/A

Item 7.	   Identification and Classification of the Subsidiary Which
           Acquired the Security Being Reported on By the Parent Holding
           Company:

As to CMC, this Schedule is filed pursuant to Rule 13d-1(b)(iii)(G). Chase is a wholly owned subsidiary of CMC. Chase is a bank as defined in
Section 3(a)(6) of the Securities Exchange Act of 1934.

Item 8.	   Identification and classification of Members of the Group:  N/A

Item 9.	   Notice of Dissolution of Group: N/A


ITEM 10    CERTIFICATION:

BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE
PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING
THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED
IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSE OR EFFECT.

Exhibits Exhibit 1- Joint Filing Agreement between The Chase Manhattan Corporation, The Chase Manhattan Bank, N.A. and McKesson Corporation Profit-Sharing and Investment Plan and Trust Created Pursuant thereto.



                                SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

				THE CHASE MANHATTAN CORPORATION

Dated:  April 11, 1995	        By:/s/John V. Caulfield
                                   John V. Caulfield, Vice President


				THE CHASE MANHATTAN BANK, N.A.

Dated:  April 11, 1995	        By:/s/John V. Caulfield
                                   John V. Caulfield, Vice President


                                McKESSON CORPORATION PROFIT-SHARING
                                INVESTMENT PLAN AND TRUST CREATED
                                PURSUANT THERETO

                                By:  THE CHASE MANHATTAN BANK, N.A.,
                                solely in its capacity as Master Trustee
                                of the Trust created pursuant to the
                                McKesson Corporation Master Trust Agreement

Dated:  April 11, 1995	        By:/s/John V. Caulfield
                                   John V. Caulfield, Vice President


EXHIBIT 1
                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(F) of Regulation 13D-G of the Securities Exchange Act of 1934, the persons or entities below agree to the joint filing on behalf of each of them of this Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of McKesson Corporation, and further agree that this joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 10th day of April, 1995.

				THE CHASE MANHATTAN CORPORATION

Dated:  April 11, 1995	        By:/s/John V. Caulfield
                                   John V. Caulfield, Vice President


				THE CHASE MANHATTAN BANK, N.A.

Dated:  April 11, 1995	        BY:/s/John V. Caulfield
                                   John V. Caulfield, Vice President

                                McKESSON CORPORATION PROFIT-SHARING
                                INVESTMENT PLAN AND TRUST CREATED
                                PURSUANT THERETO:

                                By: The CHASE MANHATTAN BANK, N.A.,
                                solely in its capacity as Master Trustee
                                of the Trust created pursuant to the
                                McKesson Corporation Master Trust Agreement.


Dated:  April 11, 1995	        BY:/s/John V. Caulfield
                                   John V. Caulfield, Vice President